Exhibit 99.26

Notice to ASX/LSE

Rio Tinto agrees sale of its stake in Rössing Uranium Limited

26 November 2018

Rio Tinto has entered into a binding agreement with China National Uranium Corporation Limited (“CNUC”) for the sale of its entire 68.62 per cent stake in Rössing Uranium Limited (“Rössing”), owners of the Rössing mine in Namibia, for up to $106.5 million.

The total consideration comprises an initial cash payment of $6.5 million, payable at completion, and a contingent payment of up to $100 million following completion. The contingent payment is linked to uranium spot prices and Rössing’s net income during the next seven calendar years. In addition, Rio Tinto will receive a cash payment if CNUC sells the Zelda 20 Mineral Deposit during a restricted period following completion. The total consideration is subject to a maximum cap of $106.5 million.

The transaction represents the culmination of an extensive assessment of strategic options considered by Rio Tinto in relation to Rössing.

Rio Tinto chief executive J-S Jacques said “The sale of our interest in Rössing once again demonstrates our commitment to strengthening our portfolio and focussing on our core assets, which deliver sector leading returns in the short, medium and long term.

“Rio Tinto has a long history in Namibia and I would like to thank the many people across Rio Tinto and the communities in which we operate who have contributed to the success of Rössing. I wish them continued success under new ownership. Rio Tinto will work closely with CNUC to ensure a smooth transition and ongoing sustainable operation at Rössing.”

The transaction is subject to certain conditions precedent, including merger approval from the Namibian Competition Commission. Subject to these conditions being met, the transaction is expected to complete in the first half of 2019.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

Notes to editors

Rössing has the world’s longest-running open pit uranium mine. Operating since 1976, the Rössing business has produced the most uranium of any single mine. Rössing produces and exports uranium oxide from Namibia to nuclear power utilities around the world.

In 2017, the Rössing mine produced 4,652 klbs and Rio Tinto’s share of mined uranium was 3,192 klbs.

CNUC is considered to be a related party of Rio Tinto plc under the UK’s Financial Conduct Authority Listing Rules. The entry into the transaction is a smaller related party transaction, falling within the UK Financial Conduct Authority Listing Rule 11.1.10R.

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